NEW COVENANT FUNDS

AMENDMENT TO THE
INVESTMENT ADVISORY AGREEMENT

THIS AMENDMENT dated as of August 29, 2008 to the Amended and Restated Investment Advisory Agreement dated June 1, 2001, by and between NCF Investment Department of New Covenant Trust Company, N.A. and Sound Shore Management shall be as follows:

Effective August 13, 2008, the name NCF Investment Department of New Covenant Trust Company, N.A. has been changed to One Compass Advisors.  Accordingly, all references to NCF Investment Department of New Covenant Trust Company, N.A. should be replaced with One Compass Advisors.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the day and year first written above.

ONE COMPASS ADVISORS	SOUND SHORE MANAGEMENT

By: /s/ Anita J. Clemons	By: /s/ Harry Burn
Anita J. Clemons	Name
Sr. Vice President	Title